Supplemental Material for Financial Results for FY2014 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2013												FY2014								FY2014
	1Q (2012/4-6)		2Q (2012/7-9)		3Q (2012/10-12)		9 months (2012/4-12)		4Q (2013/1-3)		12 months (’12/4-’13/3)		1Q (2013/4-6)		2Q (2013/7-9)		3Q (2013/10-12)		9 months (2013/4-12)		Forecast 12 months (’13/4-’14/3)
Vehicle Production (thousands of units)	2,236		2,164		2,028		6,428		2,271		8,698		2,254		2,201		2,233		6,688		—
(Japan) – including Daihatsu & Hino	1,105		1,100		946		3,151		1,126		4,276		1,059		1,083		1,032		3,174		—
[Daihatsu & Hino]	[243	]	[225	]	[197	]	[665	]	[243	]	[907	]	[230	]	[230	]	[241	]	[700	]	—
(Overseas) – including Daihatsu & Hino	1,131		1,064		1,082		3,277		1,145		4,422		1,195		1,118		1,201		3,514		—
[Daihatsu & Hino]	[60	]	[59	]	[62	]	[182	]	[61	]	[244	]	[67	]	[67	]	[91	]	[226	]	—
North America	451		391		398		1,240		437		1,677		484		406		434		1,324		—
Europe	102		78		87		267		102		368		108		131		132		372		—
Asia	470		478		488		1,436		488		1,924		474		462		510		1,446		—
Central and South America	44		48		57		150		55		205		64		61		63		188		—
Oceania	24		30		23		76		23		100		27		32		25		83		—
Africa	40		39		29		108		40		148		38		26		37		101		—
Vehicle Sales (thousands of units)	2,269		2,247		2,113		6,629		2,241		8,871		2,232		2,235		2,317		6,785		9,100
(Japan) – including Daihatsu & Hino	577		615		476		1,668		611		2,279		526		575		540		1,642		2,280
[Daihatsu & Hino]	[191	]	[175	]	[137	]	[504	]	[193	]	[697	]	[167	]	[168	]	[169	]	[505	]	[680	]
(Overseas) – including Daihatsu & Hino	1,692		1,632		1,637		4,961		1,630		6,592		1,706		1,660		1,777		5,143		6,820
[Daihatsu & Hino]	[75	]	[75	]	[74	]	[224	]	[74	]	[299	]	[79	]	[78	]	[85	]	[242	]	[320	]
North America	663		598		604		1,865		603		2,469		689		609		664		1,962		2,600
Europe	209		203		191		603		196		799		193		214		223		630		830
Asia	418		421		428		1,267		416		1,684		394		385		422		1,201		1,640
Central and South America	86		100		87		273		92		364		106		105		112		323		410
Oceania	67		63		70		200		71		271		60		68		64		193		260
Africa	62		68		62		192		67		259		67		65		71		203		270
Middle East	186		177		194		557		183		741		196		212		219		626		810
Other	1		2		1		4		2		5		1		2		2		5		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,485		2,431		2,345		7,262		2,430		9,692		2,480		2,501		2,568		7,550		10,100
Housing Sales (units)	930		1,494		1,485		3,909		1,969		5,878		988		1,677		1,335		4,000		6,300

Supplemental 1

Supplemental Material for Financial Results for FY2014 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2013						FY2014					FY2014
	1Q (2012/4-6)	2Q (2012/7-9)	3Q (2012/10-12)	9 months (2012/4-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)	1Q (2013/4-6)	2Q (2013/7-9)	3Q (2013/10-12)	9 months (2013/4-12)		Forecast 12 months (’13/4-’14/3)
Foreign Exchange Rates
Yen to US Dollar Rate	80	79	81	80	92	83	99	99	100	99		as premise: 100
Yen to Euro Rate	103	98	105	102	122	107	129	131	137	132		as premise: 134
Market Share (Japan)
Toyota(excluding Mini-Vehicles) (%)	48.9	48.8	49.3	49.0	47.0	48.4	49.1	47.6	45.7	47.4		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	45.1	45.2	44.8	45.0	42.6	44.3	44.0	42.5	41.8	42.7		—
Number of Employees	328,762	330,189	331,876	331,876	333,498	333,498	337,685	338,475	338,623	338,623	(Note 1)	—
Net Revenues (billions of yen)	5,501.5	5,406.7	5,318.7	16,227.1	5,837.0	22,064.1	6,255.3	6,282.1	6,585.0	19,122.5		25,500.0
Geographic Information
Japan	3,242.2	3,163.9	2,976.2	9,382.5	3,438.5	12,821.0	3,456.2	3,487.5	3,544.0	10,487.8		—
North America	1,592.8	1,450.9	1,525.0	4,568.7	1,715.6	6,284.4	2,105.1	1,962.8	2,136.8	6,204.8		—
Europe	512.0	497.5	508.3	1,517.9	565.1	2,083.1	595.9	707.0	726.2	2,029.2		—
Asia	1,073.6	1,088.2	1,112.5	3,274.4	1,110.9	4,385.4	1,218.0	1,181.8	1,252.6	3,652.5		—
Other	483.4	500.8	530.3	1,514.6	579.5	2,094.2	609.0	583.1	603.4	1,795.6		—
Elimination	-1,402.7	-1,294.8	-1,333.8	-4,031.3	-1,572.7	-5,604.1	-1,729.1	-1,640.2	-1,678.2	-5,047.6		—
Business Segment
Automotive	5,120.1	5,008.7	4,889.2	15,018.0	5,401.0	20,419.1	5,818.0	5,815.2	6,096.5	17,729.8		—
Financial Services	274.4	272.0	301.3	847.7	322.8	1,170.6	339.8	347.7	364.9	1,052.5		—
All Other	243.2	252.6	262.0	758.0	308.4	1,066.4	234.4	273.5	278.4	786.4		—
Elimination	-136.2	-126.6	-133.8	-396.8	-195.2	-592.0	-137.0	-154.4	-154.8	-446.3		—
Operating Income (billions of yen)	353.1	340.6	124.7	818.5	502.3	1,320.8	663.3	592.0	600.5	1,855.9		2,400.0
(Operating Income Ratio) (%)	(6.4)	(6.3)	(2.3)	(5.0)	(8.6)	(6.0)	(10.6)	(9.4)	(9.1)	(9.7)		(9.4)
Geographic Information
Japan	107.1	143.7	15.6	266.4	309.8	576.3	456.0	373.9	331.3	1,161.4		—
North America	117.6	64.9	-17.1	165.4	56.4	221.9	82.6	79.6	112.5	274.8		—
Europe	3.4	8.6	9.2	21.3	5.1	26.4	5.2	20.1	17.7	43.1		—
Asia	101.5	92.9	91.7	286.3	89.7	376.0	104.1	91.4	110.0	305.7		—
Other	27.1	31.5	32.3	91.0	42.6	133.7	42.5	33.6	32.2	108.3		—
Elimination	-3.7	-1.2	-7.1	-12.1	-1.4	-13.6	-27.3	-6.7	-3.4	-37.4		—
Business Segment
Automotive	258.6	239.3	43.7	541.7	402.9	944.7	608.4	499.5	515.5	1,623.6		—
Financial Services	86.7	87.7	69.0	243.5	72.2	315.8	51.2	82.0	67.3	200.6		—
All Other	9.3	13.1	15.4	37.8	15.7	53.6	7.1	13.1	20.6	40.9		—
Elimination	-1.6	0.3	-3.4	-4.7	11.4	6.7	-3.5	-2.6	-3.0	-9.2		—
Income before Income Taxes (billions of yen)	415.2	379.3	131.2	925.7	477.8	1,403.6	724.1	619.3	678.9	2,022.4		2,530.0
(Income before Income Taxes Ratio) (%)	(7.5)	(7.0)	(2.5)	(5.7)	(8.2)	(6.4)	(11.6)	(9.9)	(10.3)	(10.6)		(9.9)
Equity in Earnings of Affiliated Companies (billions of yen)	71.3	52.5	58.1	182.0	49.4	231.5	89.9	68.8	89.2	248.0		—
Net Income (billions of yen)	290.3	257.9	99.9	648.1	313.9	962.1	562.1	438.4	525.4	1,526.0		1,900.0	(Note 2)
(Net Income Ratio) (%)	(5.3)	(4.8)	(1.9)	(4.0)	(5.4)	(4.4)	(9.0)	(7.0)	(8.0)	(8.0)		(7.5)
Shareholder Return
Cash Dividends (billions of yen)	—	95.0	—	95.0	190.0	285.0	—	205.9	—	205.9	(Note 3)	—
Cash Dividends per Share (yen)	—	30	—	30	60	90	—	65	—	65		—
Payout Ratio (%)	—	17.3	—	—	45.9	29.6	—	20.6	—	—		—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	—	—	—		—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	—	—	—	—		—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997		—

Supplemental 2

Supplemental Material for Financial Results for FY2014 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2013						FY2014					FY2014
	1Q (2012/4-6)	2Q (2012/7-9)	3Q (2012/10-12)	9 months (2012/4-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)	1Q (2013/4-6)	2Q (2013/7-9)	3Q (2013/10-12)	9 months (2013/4-12)		Forecast 12 months (’13/4-’14/3)
R&D Expenses (billions of yen)	197.4	210.0	198.6	606.0	201.4	807.4	244.1	232.8	226.6	703.6		900.0
Depreciation Expenses (billions of yen)	167.7	175.9	182.3	526.0	201.3	727.3	175.5	193.2	197.8	566.5		780.0	(Note 4)
Geographic Information
Japan	95.8	105.8	109.1	310.8	118.9	429.8	88.0	105.4	111.3	304.8		420.0
North America	36.1	35.8	36.3	108.2	41.3	149.6	40.9	41.3	39.0	121.3		170.0
Europe	12.6	11.7	11.5	36.0	11.7	47.7	14.3	14.2	13.9	42.5		60.0
Asia	14.9	14.2	15.8	44.9	17.8	62.8	21.0	20.8	23.4	65.2		80.0
Other	8.1	8.2	9.4	25.9	11.4	37.4	11.1	11.3	10.0	32.5		50.0
Capital Expenditures (billions of yen)	139.6	179.6	211.5	530.8	321.8	852.7	203.0	224.2	212.2	639.5		950.0	(Note 4)
Geographic Information
Japan	64.7	93.1	92.5	250.5	151.7	402.2	86.6	106.5	104.7	298.0		440.0
North America	31.0	28.3	32.8	92.3	78.9	171.2	46.1	39.0	18.9	104.0		180.0
Europe	7.1	10.9	10.7	28.7	17.4	46.2	8.8	8.6	10.5	27.9		50.0
Asia	24.1	38.7	65.1	128.0	57.3	185.3	46.9	60.8	61.9	169.7		220.0
Other	12.4	8.5	10.2	31.2	16.3	47.5	14.5	9.1	16.1	39.8		60.0
Total Liquid Assets (billions of yen)	5,087.7	5,093.7	5,378.6	5,378.6	5,883.1	5,883.1	6,471.9	6,944.7	7,272.6	7,272.6	(Note 5)	—
Total Assets (billions of yen)	30,029.7	30,100.6	32,157.0	32,157.0	35,483.3	35,483.3	37,168.2	38,246.7	40,518.1	40,518.1		—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,510.2	10,738.8	11,261.7	11,261.7	12,148.0	12,148.0	12,897.5	13,370.0	14,210.0	14,210.0		—
Return on Equity (%)	11.0	9.7	3.6	7.9	10.7	8.5	18.0	13.4	15.2	15.4	(Note 2)	—
Return on Asset (%)	3.8	3.4	1.3	2.8	3.7	2.9	6.2	4.7	5.3	5.4	(Note 2)	—
Number of Consolidated Subsidiaries	—	—	—	—	—	509	—	—	—	—		—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	—	56	—	—	—	—		—

Analysis of Consolidated Net Income for FY2014(Note 2) (billions of yen, approximately)	3Q (2013/10-12)	9 months (2013/4-12)
Marketing Efforts	100.0	140.0
Effects of Changes in Exchange Rates	260.0	800.0
Cost Reduction Efforts	70.0	210.0
From Engineering	55.0	170.0
From Manufacturing and Logistics	15.0	40.0
Increases in Expenses, etc.	10.0	-180.0
Other	35.7	67.4
(Changes in Operating Income)	475.7	1,037.4
Non-operating Income	71.9	59.2
Equity in Earnings of Affiliated Companies	31.0	66.0
Income Taxes, Net Income Attributable to Noncontrolling Interests	-153.2	-284.8
(Changes in Net Income)(Note 2)	425.5	877.9

Supplemental 3